July 14, 2025

JD Finley
Chief Executive Officer
Palisade Bio, Inc.
7750 El Camino Real, Suite 2A
Carlsbad, CA 92009

       Re: Palisade Bio, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 3, 2025
           CIK No. 0001357459
Dear JD Finley:

       We have conducted a limited review of your draft registration statement and have the following comment.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
General

1. We note you are offering units with each unit consisting of one share of common stock, one Series 1 warrant and one Series 2 warrant, and that the Series 1 warrants will be exercisable until the earlier of (i) the one year anniversary of the Initial
       Exercise Date and (ii) within 30 days of reporting positive clinical data from a cohort of fibrostenotic Crohn's ("FSCD") patients in your ongoing Phase 1 study. You also state on page 4 that you have already reported positive results from three cohorts
       (SAD, MAD, FE) of your Phase 1 study on May 27, 2025 and that you plan to initiate an additional exploratory Phase 1b cohort. With respect to the Series 1 warrants, please state which cohort(s) trigger the exercise provision, define the "positive"
       clinical data required and discuss whether this exercise provision could be triggered prior to the company obtaining shareholder approval for the issuance of the shares
 July 14, 2025
Page 2

       underlying the warrants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-
4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Jeffrey C. Thacker, Esq.